Exhibit 99.1

Carbon Revolution Issues Statement on Voluntary Administration

Geelong, Australia, March 26, 2026 (AEDT) – Carbon Revolution plc (OTC Expert Market: CREVF) (the “Company”), a Tier 1 OEM supplier and the leading global manufacturer of lightweight advanced technology automotive carbon fiber wheels, today issued the following statement.

The Company’s wholly owned Australian subsidiaries have decided to initiate a planned Voluntary Administration in Australia. Such Australian subsidiaries include Carbon Revolution Pty. Ltd. and Carbon Revolution Operations Pty Ltd (the “Australian Subsidiaries”).

The Company and its Australian Subsidiaries believe that today’s decision is the gateway to enabling the Australian Subsidiaries to become a nimble and financially secure global leader in lightweight wheel technology. This critical step is intended to set the stage to drive a new era of growth, further technological innovation, and enhance customer engagement as the Australian business seeks to further strengthen relationships with its customers, suppliers, and employees.

“Now is the right time for Carbon Revolution to engage in this process, one that holds the opportunity of a de-leveraged balance sheet and the ability to expand the depth of our relationships with our current customers and add new ones” Eugene Davis, director of the Australian Subsidiaries, said.

The Company and its Australian Subsidiaries have entered into a Restructuring Support Agreement (RSA) with substantially all its senior secured lenders, who have agreed to the financial restructure of Carbon Revolution’s business in Australia upon its exit from Voluntary Administration. This organized restructuring is designed to enable Carbon Revolution’s Australian Subsidiaries to unburden themselves of all senior secured debt and certain other legacy obligations, so that they can emerge as a stronger, privately-held business. The organized restructuring is subject to the approval of the Administrators (who were appointed by the Board of the Australian Subsidiaries) and the Australian subsidiaries’ creditors.

Coming out of Voluntary Administration, the restructured Carbon Revolution business in Australia can look forward to unlocking the growing global market for lightweight wheels through its strategic Four Pillar Framework:

●	Right Technology: Continue to focus on lightweight engineering products and processes.
●	Right Products: Maintain its status globally as the leader in carbon fiber wheels.
●	Right Geography: Reduce cost and manufacture closer to its customers, significantly shortening its supply chain, and improving its speed of delivery.
●	Right Customers: Drive customer satisfaction, a foundational discipline that is the promise to every customer. Carbon Revolution’s “win with winners” initiative.

“As the market’s appreciation for the value that carbon fiber wheels deliver continues to grow, the restructured business will be well set up to be a prime beneficiary of this trend at just the right time,” Bob Lutz, Chairman of Carbon Revolution plc., said.

Carbon Revolution’s operations in Australia will continue through this period with production schedules met, deliveries made, and the development of new products ongoing. It is anticipated that the restructured Australian business can re-emerge in Q2 2026 with the capital and market positioning necessary to execute on its strategic plan.

It is expected that, upon the completion of the restructuring of the Australian business through the Voluntary Administration, Carbon Revolution plc will cease to have any continuing equity interest in the Australian Subsidiaries or their businesses. Accordingly, the RSA provides for the orderly wind down and liquidation of Carbon Revolution plc., a publicly-traded company whose ordinary shares are traded in the OTC Expert Market, in accordance with Irish law, which it is anticipated will commence shortly following the emergence of the Australian business from Voluntary Administration.

“We want to extend our abiding gratitude to our employees, customers, suppliers, shareholders, and so many others for supporting us through this journey,” Mr. Lutz said.

About Carbon Revolution plc

Carbon Revolution plc (OTC Expert Market: CREVF) is the parent of Carbon Revolution Pty Ltd, an early-stage growth company which has successfully innovated, commercialized and industrialized the advanced manufacture of carbon fiber wheels for the global automotive industry. The Company has progressed from single prototypes to designing and manufacturing lightweight wheels for cars and SUVs in the high performance, premium and luxury segments, for the world’s most prestigious automotive brands.

For more information, visit carbonrev.com

Forward Looking Statements

All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the Company’s plans for a strategic or financing transaction and the impact thereof. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Carbon Revolution’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of Carbon Revolution.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) the timing and results of completion of the Voluntary Administration; (ii) changes in domestic and foreign business, market, financial, political and legal conditions; (iii) risks related to the rollout of Carbon Revolution’s business strategy and the timing of expected business milestones; (iv) the effects of competition on Carbon Revolution’s future business and the ability of the combined company to grow and manage growth, establish and maintain relationships with customers and retain its management and key employees; (v) risks related to domestic and international political and macroeconomic uncertainty including tariffs and trade policy and the Russia-Ukraine and Middle Eastern conflicts; (vi) the outcome of any legal proceedings that may be instituted against Carbon Revolution; (vii) the impact of pandemic and governmental responses on any of the foregoing risks; (viii) risks related to Carbon Revolution’s industry; (ix) changes in laws and regulations; and (x) those factors discussed in the documents Carbon Revolution filed with the SEC, including the Annual Report on Form 20-F for the financial year ended June 30, 2024.

If any of these risks materialize or Carbon Revolution’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Carbon Revolution does not presently know or that Carbon Revolution currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Carbon Revolution’s expectations, plans or forecasts of future events and views as of the date of this communication. Carbon Revolution anticipates that subsequent events and developments will cause Carbon Revolution’s assessments to change. However, while Carbon Revolution may elect to update these forward-looking statements at some point in the future, Carbon Revolution specifically disclaims any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Carbon Revolution’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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